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                           February 27, 2023

       Matthew D. Ellis
       Executive Vice President and Chief Financial Offider
       Verizon Communications, Inc.
       1095 Avenue of the Americas
       New York, NY 10036

                                                        Re: Verizon
Communications Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 10,
2023
                                                            Form 8-K filed
January 24, 2023
                                                            File No. 001-08606

       Dear Matthew D. Ellis:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed January 24, 2023

       Exhibit 99.1
       Non-GAAP Reconciliations - Consolidated Verizon
       Net Unsecured Debt and Net Unsecured Debt to Consolidated Adjusted EBITDA Ratio, page 16

   1. We note your disclosure of the non-GAAP measure, Net Unsecured Debt to Consolidated
                                                        Adjusted EBITDA Ratio.
In future filings, please show the ratio as calculated using the most directly
comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K and
further guidance under footnote 27 to Exchange Act Release No.
                                                        47226.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matthew D. Ellis
Verizon Communications, Inc.
February 27, 2023
Page 2

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



                                                         Sincerely,
FirstName LastNameMatthew D. Ellis
                                                         Division of
Corporation Finance
Comapany NameVerizon Communications, Inc.
                                                         Office of Technology
February 27, 2023 Page 2
cc:       William Horton
FirstName LastName